Exhibit 99.2
Jean-Jacques Guilbaud is appointed to the Executive Committee
Paris, February 21, 2007 - Jean-Jacques Guilbaud, President of Human Resources and Corporate Communications, is appointed to Total’s Executive Committee *.
As Christophe de Margerie, Chief Executive Officer of Total, makes clear, “The increasing technological complexity of our projects, the expertise required from our teams in all the countries where we operate and open dialogue with all of our stakeholders mean that human resources and corporate communications are critical to our growth and future successes.”

Jean-Jacques Guilbaud, 54, has an undergraduate degree in Sociology and a post-graduate degree in Public law. He joined Total in 1981 as a legal advisor specializing in labor law, was appointed head of labor relations in 1985 and head of the direction of the real-estate in 1991. After successive positions as assistant manager of the Normandy Refinery (1994) and Vice President of Human Resources (1996), he became President of Human Resources and Corporate Communications and was appointed as a member of the Group Management Committee for Total in April 1998, for TotalFina in 1999, for TotalFinaElf in 2000 and for Total in 2003.
* The Executive Committee
Christophe de Margerie, Chairman (Chief Executive Officer of Total)
François Cornélis, Vice Chairman (President of Chemicals)
Michel Bénézit (President of Refining & Marketing)
Robert Castaigne (Chief Financial Officer)
Yves-Louis Darricarrère (President of Exploration & Production)
Jean-Jacques Guilbaud (President of Human Resources and Corporate Communications)
Bruno Weymuller (President of Strategy & Risk Assessment)
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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